[Letterhead]
                         BRASHEAR & ASSOCIATES, P.L.


April 8, 1999

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549


         RE: Amendment No. 1 to Registration Statement on Form S-1 Cardinal Airlines, Inc.


Gentlemen:

    This firm has acted as counsel for Cardinal Airlines, Inc. (the "Company")in connection with the proposed public offering by the Company of one million nine hundred thousand (1,900,000) Units, and of one hundred thousand (100,000) Units by certain shareholders, each Unit being comprised of one (1) share of Common Stock (par value $.01) and one (1) Warrant to purchase one (1) share of Common Stock (the "Units"). In connection with the proposed public offering and above-described in Amendment No. 1 to the Registration Statement, we have reviewed the following:

1. The Certificate of Incorporation and amendments thereto of the Company;

2. The By-Laws and amendments thereto of the Company;

3. The minute books of the Company; and

On the basis of such investigation and the examination of such other records as we deemed necessary, we are of the opinion that:

a) the Company has been duly incorporated and is validly existing under the laws of the State of Delaware; and

b) The 2,000,000 Common Shares have been duly authorized and the 2,000,000 underlying Common Shares purchasable pursuant to the Warrants, when issued, will be legally issued by the Company and will be fully paid and nonassessable.

    We consent to the filing of this opinion as an Exhibit for the purpose of registering all or a portion of the Common Shares described in Amendment No.1 to the Registration Statement on Form S-1 under the relevant state securities laws.


                                      Sincerely,

                                      BRASHEAR & ASSOCIATES, P.L.

                                      /s/ Bruce Brashear

                                      Bruce Brashear, Esq.